Agua Bonita Inc. (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Agua Bonita Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
August 18, 2024
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	55,013	607,322
Accounts Receivable	32,268	1,092
Security Deposit	300	300
Inventory	155,700	326,458
Payroll Advance	11,349	4,418
Total Current Assets	254,630	939,589
TOTAL ASSETS	254,630	939,589
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	219,158	26,412
Convertible Notes	4,334,132	3,804,000
Short Term Debt	3,978	-
Accrued Interest	464,146	223,580
Payroll Payable	7,467	-
Total Current Liabilities	5,028,882	4,053,992
TOTAL LIABILITIES	5,028,882	4,053,992
EQUITY		
Common Stock	-	5,586
Treasury Stock	(200,000)	(200,000)
Accumulated Deficit	(4,574,252)	(2,919,988)
Total Equity	(4,774,252)	(3,114,402)
TOTAL LIABILITIES AND EQUITY	254,630	939,589

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Treasury Stock	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount				
Beginning Balance at 1/1/2022	100,000	16,712	-	-	(303,013)	(286,301)
Distributions to Owners	-	(11,126)	-	-	-	(11,126)
Repurchase of shares	(19,259)	-	-	(200,000)	-	(200,000)
Net Income (Loss)	-	-	-	-	(2,616,975)	(2,616,975)
Ending Balance 12/31/2022	80,741	5,586	-	(200,000)	(2,919,988)	(3,114,402)
Distributions to Owners	-	(5,586)	-	-	-	(5,586)
Net Income (Loss)	-	-	-	-	(1,654,263)	(1,654,263)
Ending Balance 12/31/2023	80,741	-	-	(200,000)	(4,574,252)	(4,774,252)

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	660,569	211,820
Cost of Revenue	828,554	1,015,198
Gross Profit	(167,985)	(803,378)
Operating Expenses		
Advertising and Marketing	392,527	510,076
General and Administrative	880,420	1,084,084
Research and Development	2,350	43,033
Total Operating Expenses	1,275,297	1,637,193
Operating Income (loss)	(1,443,282)	(2,440,571)
Other Income		
Grant Income	30,000	17,500
Total Other Income	30,000	17,500
Other Expense		
Interest Expense	240,567	189,490
Other	414	4,415
Total Other Expense	240,981	193,905
Earnings Before Income Taxes	(1,654,263)	(2,616,975)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,654,263)	(2,616,975)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,654,263)	(2,616,975)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	192,746	25,422
Payroll Liabilities	7,467	(7,259)
Accrued Interest	240,567	189,490
Accounts Receivable	(31,177)	5,352
Inventory	170,757	(95,781)
Payroll Advances	(6,931)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	573,430	117,225
Net Cash provided by (used in) Operating Activities	(1,080,833)	(2,499,750)
FINANCING ACTIVITIES		
Proceeds from Convertible Notes	530,132	2,050,000
Purchase of Treasury Stock	-	(200,000)
Distributions to Owners	(5,586)	(11,176)
Proceeds from Notes Payable	3,978	-
Net Cash provided by (used in) Financing Activities	528,524	1,838,824
Cash at the beginning of period	607,322	1,268,249
Net Cash increase (decrease) for period	(552,309)	(660,926)
Cash at end of period	55,013	607,322

Agua Bonita Inc.
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Agua Bonita Inc. ("the Company") was formed in California in 2020. The Company plan was to create beverages and initially sell online via our website, and then expand into retail sales as time went on. The Company's headquarters are in Hanford, CA and the team has consisted of entirely remote hires or third-party service providers or independent contractors with specific expertise. The Company's customers are in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

The Company had an inventory balance of $155,700 as of December 31st, 2023, consisting of $133,918 of finished goods and $21,782 and raw materials. The Company values its inventory at the lower of cost and market using the FIFO (First-In, First-Out) method of accounting.

Treasury Stock

On July 31st, 2022, the Company entered into terms of separation agreement with a related party that had held 41,036 shares of common stock of the Company. The agreement required the related party to forfeit all right and title to 19,259 shares of the Company and the Company paid $200,000 as consideration. The agreement also required that on or before December 31st, 2023, the related party will forfeit all right and title to an additional 19,260 shares of the Company, and the Company will pay an additional $200,000 as consideration, however the Company had yet to repurchase the shares. The parties still intend to move forward with the purchase. Following the forfeiture of these shares, the related party will continue to hold 2,517 shares of common stock.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2023.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, Florida, Georgia, Illinois, Maryland, North Carolina, New Jersey, New York, Pennsylvania, Texas, and Virginia. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 6% with a maturity date of October 2024, with no holders having the option for repayment prior to the conversion. The notes are convertible into shares of the Company's common stock at a 20% discount. The Company had accrued interest of $464,146 as of December 31st, 2023.

The Company entered into a Shopify loan for which they received a total of $4,300. The balance of the loan was $3,978 as of December 31st, 2023, and will be fully repaid in 2024.

Debt Principal Maturities 5 Years
Subsequent to 2023

Year	Amount
2024	$4,338,110
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 100,000 common shares with no stated par value. 80,741 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 18, 2024, the date these financial statements were available to be issued.

A production run that improves the Company's cost of goods has been ordered and is set for delivery by end of August for distribution.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.